Brookstone

July 18, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Brookstone, Inc. Schedule 13E-3

Ladies and Gentlemen:

Brookstone, Inc., a Delaware corporation (the “Company”), hereby files via EDGAR, pursuant to Rule 13e-3(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to Schedule 13E-3 in connection with the annual stockholders meeting of the Company relating to the proposed merger between the Company and Brookstone Acquisition Corp., a wholly owned subsidiary of Brookstone Holdings Corp For your convenience, we are sending, by overnight courier, five courtesy copies of the enclosed materials.

The fee required to be paid pursuant to Rule 0-11(a) of the of the Exchange Act was paid in connection with the filing of the preliminary proxy statement and related filing fee by the Company on May 25, 2005.

A copy of this letter, together with the enclosed materials, is being delivered to The Nasdaq Stock Market, Inc.

If you have any questions or comments regarding the enclosed, please call David Walek (617-951-7388) or Jason Cole (617-951-7419) of Ropes & Gray LLP or the undersigned (603-577-8185). Please send copies of any communications regarding the enclosed to David Walek and Jason Cole of Ropes & Gray LLP at One International Place, Boston, MA 02110 (facsimile 617-951-7050) and to the undersigned.

Very truly yours,

/s/ Daniel J. Burke
Name: Daniel J. Burke, Esq. Title: General Counsel

cc:	The Nasdaq Stock Market, Inc.